Zentek Announces Test Results Validating ZenGUARD™
Enhanced Air Filters as a High-Performance Solution for
ASHRAE 241 Compliance

Guelph, ON - June 12, 2025 Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company, is pleased to announce new independent test results comparing the viral filtration efficiency ("VFE") of ZenGUARD™ Enhanced Air Filters against the bacteriophage MS2 compared to equivalent Minimum Efficiency Reporting Value ("MERV")-rated filters without ZenGUARD™. The testing was performed by the third-party ISO 17025:2017 certified lab LMS Technologies Inc. ("LMS"), which specializes in the testing and certification of filter manufacturers across the world in line with American Society of Heating, Refrigerating and Air-Conditioning Engineers ("ASHRAE") standards.

Test Results

ZenGUARD™ Enhanced Air Filters achieved an average infectious aerosol removal efficiency (εPR) of MS2 bacteriophage of 42% compared to an untreated filter, which achieved an average εPR of 16%. These strong results align with previous tests performed with bacteriophage Phi6, which is often used as a surrogate for SARS-CoV-2 and other enveloped viruses.

This milestone adds to a growing body of third-party validation demonstrating ZenGUARD™ Enhanced Air Filter's unique combination of effectiveness and simplicity. To highlight this, the Company believes ZenGUARD™ Enhanced Air Filters are the only technology that can accomplish the following simultaneously:

  Highly effective at controlling infectious aerosol in line with ASHRAE 241
  Achieve this without an increase in pressure drop, energy consumption and carbon emissions
  Work with existing heating, ventilation, and air conditioning units
  Not require any additional equipment
  Extend filter life and reduce changeout frequency compared to more dense filters reducing labour and waste disposal costs

ASHRAE Standard 241-2023: Control of Infectious Aerosols

ASHRAE Standard 241 is new guidance designed to help buildings reduce the spread of airborne viruses, like SARS-CoV-2, influenza, and other respiratory illnesses. It sets clear guidelines for Equivalent Clean Airflow ("ECA") (from ventilation, filtration, or air cleaning) that is needed to lower the risk of infection in indoor spaces. This is important because it gives schools, offices, and other public buildings a science-based way to improve indoor air quality and the health of building occupants. ASHRAE 241 focuses specifically on health and infection control, making it a key tool for creating safer indoor environments.

The standard includes the use of MS2 bacteriophage as a standardized surrogate for evaluating the control of infectious aerosol. Its inclusion ensures a consistent benchmark for assessing the effectiveness of technologies such as ZenGUARD™ Enhanced Air Filters.

Based on these new test results using MS2 bacteriophage, the Company now has  science-based, directly comparable data demonstrating that ZenGUARD™ is highly effective at controlling infectious aerosols and is fully aligned with ASHRAE Standard 241 testing methodology.

ZenGUARD™'s higher εPR translates to a higher ECA, making it a practical and effective option for inclusion in building readiness plans prepared by facility managers and building operators.

Importantly, ASHRAE 241 assigns an εPR of zero to any filter rated below MERV 11A. However, ZenGUARD™, which has been independently tested with MS2, can be assigned an EPR of 42%, even when applied to a lower-rated MERV 9A filter. This allows facility managers to confidently adopt ZenGUARD™ technology without needing to upgrade to MERV 11A or higher filters, which may be incompatible with existing HVAC systems.

"These exciting new test results not only reinforce ZenGUARD™'s proven ability to improve indoor quality without increasing energy consumption - they highlight how our solution meets the requirements of ASHRAE 241, the most recent and relevant third-party guidance for controlling infectious aerosols in buildings," said Greg Fenton, CEO of Zentek Ltd. "Conventional panel filters - like electrostatically charged MERV 13s - are designed to trap dust and often fall short over time when it comes to impacting aerosols responsible for respiratory infections. In contrast, our filters were specifically designed to enhance mechanical filtration of infectious aerosol via the unique properties of our patented ZenGUARD™ technology - and we have now demonstrated our ability to do this in line with the only standard focused solely on infection control. As building operators face growing pressure to meet new air quality standards and carbon reduction targets, we're proud to offer our unique technology that is proven to effectively keep indoor spaces safe, while also reducing total cost of ownership and carbon emissions."

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to significantly increase the bacterial and viral filtration efficiency for surgical masks and aims to do the same with HVAC (heating, ventilation, and air conditioning) filters Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek, through its wholly owned subsidiary, Triera Biosciences Ltd., has a global exclusive licence to the aptamer-based platform technology developed by McMaster University, which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Email: rshacklock@zentek.com

306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.